Exhibit 12.1
AutoNation, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Year Ended December 31,
Earnings	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$604.4	$516.8	$461.3	$381.7	$342.7
Adjustment to exclude earnings from equity method investees	—	—	—	—	(0.1)
Fixed charges	159.4	149.7	128.8	120.0	103.7
Distributions from equity method investees	—	—	—	—	1.3
Interest capitalized	(0.7)	(0.6)	(1.0)	(1.2)	(0.1)
Earnings, as defined	$763.1	$665.9	$589.1	$500.5	$447.5

Fixed Charges
Floorplan interest expense (a)	$53.4	$45.5	$42.7	$42.8	$37.4
Other interest expense (b)	88.6	87.2	66.5	56.6	42.6
Capitalized interest costs	0.7	0.6	1.0	1.2	0.1
Interest component of rent expense	16.7	16.4	18.6	19.4	23.6
Total fixed charges	$159.4	$149.7	$128.8	$120.0	$103.7

Ratio of earnings to fixed charges	4.8	4.4	4.6	4.2	4.3

(a)	Includes floorplan interest expense associated with discontinued operations.

(b)	Includes amortization of debt issuance costs and other interest expense associated with discontinued operations.